As filed with the Securities and Exchange Commission on November 22, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

________________

HMS INCOME FUND, INC.

(Name of Subject Company (Issuer))

HMS INCOME FUND, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

40427D201

(CUSIP Number of Class of Securities)

________________

Sherri W. Schugart

Chief Executive Officer

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

________________

Copies to:

John A. Good, Esq.

Morrison & Foerster LLP

2000 Pennsylvania Ave., N.W., Suite 6000

Washington, D.C. 20006-1888

Tel: (202) 778-1655

________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$270,732.95	$34.87

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase, dated November 22, 2013 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”). The address of its principal executive office is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118; and the telephone number of its principal executive office is (888) 220-6121.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase, as approved by the Company’s board of directors (the “Board”), 30,453.65 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”). As of November 20, 2013, there were 4,154,071.78 shares of common stock issued and outstanding. The offer is for cash at a purchase price of $8.89 per Share, which is the net asset value per Share as of November 20, 2013, as determined by the pricing committee of the Board (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet,” Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of Tender Period; Termination”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Additionally, Main Street Capital Corporation and an affiliate of the Company’s sponsor (the “Hines Investor”) entered into a letter agreement pursuant to which the Hines Investor has the right to sell to Main Street up to one-third of its equity interest in the Company at a price per share equal to the then-current price to the public in the offering (less the selling commissions and dealer manager fee of 10%) at the time of exercise of the right. The Hines Investor may exercise the right from time to time, in whole or in part, subject only to the condition that immediately following Main Street’s purchase, Main Street’s ownership would not exceed the limits on investment company ownership of other investment companies as set forth in the 1940 Act. Except as set forth herein, the Company does not know of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

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Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. Except as previously disclosed by the Company or as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”), each of which is incorporated herein by reference, the Company does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(2) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) any change in the present Board or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer, with the exception of the change in the Company’s controller from Jeremy Davis to Margaret Fitzgerald, which change was approved by the Board on August 30, 2013;

(5) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended;

(6) any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”);

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(8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9) other than in connection with transactions in the ordinary course of the Company’s operations, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(c) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated herein by reference.

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Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated November 22, 2013.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Notice of Withdrawal.
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated November 22, 2013.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013	HMS INCOME FUND, INC.

	By:	/s/ Ryan T. Sims
	Name:	Ryan T. Sims
	Title:	Chief Financial Officer and Secretary

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